EXHIBIT 4.7

Asset Transfer Agreement

between

Yankuang Group Company Limited,

Yankuang Group Beisu Coal Mine Company Limited

and

Yanzhou Coal Mining Company Limited

This agreement is made and come into force of this day of 23 April 2012 in Zoucheng City, Shangdong Province, between:

Transferors:

Yankuang Group Company Limited (hereinafter referred to as “Yankuang Group”)

Address: 298, Fushannan Road, Zoucheng City, Shandong Province, PRC

Legal representative: Wang Xin

Yankuang Group Beisu Coal Mine Company Limited (hereinafter referred to as “Beisu Company”)

Address: Beisu, Zoucheng City, Shangdong Province

Legal representative: Zhang Chuanwu

Yankuang Group and Beisu Company are collectively referred to as “transferors”.

Transferee:

Yanzhou Coal Mining Company Limited

Address: 298, Fushannan Road, Zoucheng City, Shandong Province, PRC

Legal representative: Li Weimin

The transferors and transferee are collectively referred to as “the Parties”.

Where:

1. Yankuang Group and Beisu Company are limited liability companies incorporated and validly exists under the laws of PRC. Yankuang Group is the controlling shareholder of Beisu Company and the transferee.

2. The transferee is a listed company incorporated in PRC under the laws of PRC and obtained approval by the China Securities Regulatory Commission for issuance of A shares and approved by Shanghai Stock Exchange for listing.

3. The transferee intends to purchase the entire assets of Yangcun coal mine from Yankuang Group and the entire asset of Beisu mines from Yankuang Group and Beisu Company thereunder. Yankuang Group and Beisu Company agreed to transfer the above assets to the transferee.

4. Unless otherwise provided hereunder, there is no connection between the rights and obligations of Yankuang Group and Beisu Company hereunder.

Pursuant to relevant laws and regulations of PRC and through friendly negotiation, the Parties reached the following agreement:

1. Definition

Terms herein have the following meaning unless otherwise required by the context:

“Target assets”	refers to

Assets, rights or liabilities related to Beisu and Yangcun coal mines intended for transfer hereunder, including but not limited to, intangible assets such as the mining rights in Beisu and Yangcun coal mines, building ownership, external equity investment and all machinery equipment and other fixed assets and liabilities related to Beisu and Yangcun coal mines, the details of which are set out in the valuation report of this transfer prepared by Beijing China Enterprise Appraisals

“Target equity”	refers to	The external equity investment related to Beisu and Yangcun coal mines involved in the target assets, i.e. Yankuang Group’s 100% equity interest in Beisheng Industry and Trade, 39.77% equity interest in Shengyang Wood and 20% equity interest in Jiemei Wall Materials

“Assets Transfer”	refers to	the disposal of the Target Assets by the Transferors and the purchase of the Target Assets by the Company pursuant to the this Agreement;

“Effective date”	refers to	The day when the Parties agreed and confirmed the full fulfilment or waiver by the entitled party of the effective criteria required in clause 10.1 herein

“Delivery Date”	refers to

the date on which the delivery of the Target Assets to the

transferee commences as agreed between the Parties for the Assets Transfer Agreement but no later than the twentieth business days after the this Agreement becomes effective

“Valuation Date”	refers to	31 August 2011

“Appraised Value of Target Assets”	refers to	the net asset value of Target Assets appraised by Beijing China Enterprise Appraisals on the Valuation Date and approved by the document Lu Guo Zi Can Quan Han No. [2012] 41 from SASAC

“Transition Period”	refers to	the period between Valuation Date and Delivery Date

“CSRC”	refers to	China Securities Regulatory Commission

“SASAC”	refers to	State-owned Assets Supervision and Administration Commission of Shandong Provincial People’s Government

“Valuation Report”	refers to	The “Audited Valuation Report on the Proposed Transfer of Assets and Liabilities of Beisu and Yangcun Coal Mines from Yankuang Group Company Limited” (Zhong Qi Hua Ping Bao Zi (2010) No. 3040) prepared by Beijing China Enterprise Appraisals

2. Asset Transfer and Consideration Payment

1. The transferors agreed to dispose its entire Target Assets to the transferee pursuant to this agreement, and the transferee agreed to purchase the entire Target Assets from the transferors pursuant to this agreement.

2. Consideration and payment of Target Assets

(a) The Parties agreed that the consideration of RMB824,142,300.00 for the transferee in purchasing the Target Assets is determined based on the Appraised Value of Target Assets in the valuation report .

(b) The Parties agreed that the consideration shall be paid by the transferee on the Delivery Date by one-off cash crediting into the bank account specified by the transferors.

3. Agreement on gains and losses during the Transition Period

(a) The Parties agreed that all gains and losses of the Target Assets other than the Targeted Equity during the Transition Period in Beisu and Yangcun coal mines net of the respective value of coal reserves utilised shall be attributable to the transferors.

In this agreement, respective value of coal reserves utilised = original coal production volume of Target Assets during the Transition Period as confirmed by the Parties x appraised unit price ; where, appraised unit price = appraised value of the mining rights in Beisu and Yangcun coal mines / recoverable reserves of Beisu and Yangcun coal mines as at the Valuation Date. (Figures for the appraised value of mining rights in Beisu and Yangcun coal mines and the recoverable reserves of Beisu and Yangcun coal mines as at the Valuation Date shall be taken as the data approved / filed by relevant government departments.

(b) Gains and losses of Target Equity during the Transition Period shall be entitled or borne by the transferee.

4. Delivery of Target Assets

4.1 Prerequisites of delivery

(a) The effective criteria stipulated in clause 10.1 herein is fulfilled or waived by the entitled party.

(b) All representation, warranties and undertakings are true, accurate and complete in all aspects during the period from the date herein until the Delivery Date.

(c) No material adverse change has occurred in the asset condition, financial position, business operation and outlook of Target Assets during the period from the Valuation Date until the Delivery Date.

4.2 Delivery of Target Assets

(a) Upon this agreement coming into effect, the transferors and transferee shall commence preparation of delivery procedures of Target Assets and confirm Delivery Date, which shall be no later than the 20th business day from the effective date of this agreement.

(b) The delivery of all physical assets, including but not limited to housing, equipment, financial statements, business contracts, operation records, operation information, instruction manuals, maintenance manual, training manual as well as relevant technical record, technical information, technical drawings and technical manuals, shall be completed within 5 business days after the Delivery Date.

(c) Amendments on the articles of association of the company owning the Asset Equity and registration procedures for transfer of equity shall be completed within 15 business days after the Delivery Date.

(d) Renaming and license renewal procedures for the mining rights, housing and production qualification certificates for the Target Assets shall be completed at the earliest after the Delivery Date in accordance with the requirements of relevant authorities.

(e) Unless otherwise stipulated herein, in case of failure to complete the above procedures for change of registration, approval or notification within the aforementioned timeframe, the transferee shall have the right to select provision of an indent, or provide written notification of its decision that such assets to be deemed as not acquired and as such the transferors shall, within 20 business days upon receipt of such notification , compensate the transferee for all fees and losses arising therefrom, including but not limited to the compensation the transferee actually paid for acquiring the respective assets and all fees for obtaining replacement for the assets, businesses, contracts and other rights and obligations.

(f) Upon completion of delivery of Target Assets, the transferee shall have the right to inspect the Target Assets pursuant to the Valuation Report and, in case of inadequate quantity or defects, to request the transferors to refund certain compensation paid for such respective portion.

(g) Unless otherwise provided by laws, regulations and this agreement, all Target Assets shall be deemed as lawfully and validly transferred and delivered to the transferee on the Delivery Date regardless of the completion of procedures for renaming registration, approval or notification. Starting from the Delivery Date (inclusive), all ownerships and any rights, interests and debts related to or arising from such ownerships of the Target Assets shall be entitled or borne by the transferee.

3. Representations and Warranties of the Transferors

1. Yankuang Group and Beisu Company are both limited liability enterprises incorporated and validly exist under the laws of PRC and are lawfully entitled to the entire Target Assets and operate their businesses. Yankuang Group and Beisu Company both hold necessary permission and are authorised to enter into this agreement and perform the obligations hereof.

2. With the exception of those disclosed to the transferee, there is no on-going or potential dispute as to the debt, litigation, arbitration, administrative procedures or other governmental investigation on the Target Assets.

3. With the exception of those disclosed to the transferee, the Target Assets are lawfully and validly acquired with all compensation and fees therefor paid and all necessary registration, filing and approval completed pursuant to laws.

4. Since the entrance of this agreement, the transferors shall not dispose the Target Assets and their relevant businesses not in the ordinary course of business, including but not limited to transferring, leasing, granting rights to or creating hypothecs, liens or otherwise on third parties, with the exception of transfer of Target Assets to the transferee pursuant hereto.

5. The transferors has provided the transferee with true and complete disclosure on the entire debts or contingent debts in the Target Assets. With the exception of those disclosed to the transferee, there are no other amount payable, collaterals, pledge, liens or guarantees or counter-guarantees in any other forms, or debts, liabilities or obligations in any other forms attributable to the Target Assets. The transferors did not provide or indirectly provide any loans on the Target Assets for the transferors or their related parties or any third parties.

6. The transferors have been regularly filing true and complete tax return for the Target Assets to the tax authorities or PRC. There is neither outstanding tax nor disputes as to the tax issues of the Target Assets. No notification on suspicion, inspection or penalty for tax issues issued by PRC government was received by the transferors.

7. There is no violation of laws or regulations regarding environmental protection nor investigation, penalty or other procedures from the environmental authority of PRC on the Target Assets.

8. Prior to the Delivery Date, the transferors shall assist the Target Assets in maintaining or obtaining all approvals, licenses, permissions, agreement and registrations necessary for its operation.

4. Representations and Warranties of the transferee

The transferee is lawfully incorporated and validly exists and is entitled to operate within its registered scope of business. Its business activities do not violate requirements of relevant laws and regulations.

5. Staff arrangement

1. Personnel related to the Target Assets and entered into contracts with the transferors shall follow the principle that “the personnel are to be arranged with the Target Assets” to be taken over by the transferee, with specific details to be confirmed by the Parties upon negotiation. Starting from the Delivery Date, procedures for change of subject of labour contract and other relevant changes shall be completed by the Parties. The length of employment of the aforementioned personnel shall be successive.

2. all outstanding debts such as wages, insurance and benefits and all fees, payments and compensation obligation and disputes as to personnel prior to their termination of employment with the transferors shall be borne by the transferors.

6. Creditor’s rights and debt liabilities

Starting from the Delivery Date, creditor’s rights and debt liabilities related to the Target Assets are transferred to and borne by the transferee. Relevant procedures for the above transfer of creditor’s rights and debt liabilities to the transferee shall be completed by the transferors.

7. Fees

1. Each party shall pay the respective fees borne thereby for this Assets Transfer, including but not limited to fees for negotiation, preparation, agreement entrance and performance.

2. Tax for this Assets Transfer shall be borne respectively by the Parties according to laws and regulations. Where it is not provided by the laws and regulations, such fees shall be equally divided among the Parties.

8. Information Disclosure and Confidentiality

1. The Parties shall perform relevant information disclosure obligations required by CSRC, Shanghai Stock Exchange and other laws and regulations.

2. Unless otherwise stated by applicable laws, regulations, rules or regulatory documents or requested by entitled institutions, any party shall not make any form of disclosure or announcement on all or part of the content of this agreement, or transactions or arrangements required or mentioned herein, or any other incidental issues related to this agreement and relevant transaction agreement without obtaining prior written notice of the other party.

9. Governing Law and Resolution of Disputes

1. This agreement shall be governed by and interpreted in accordance with laws of PRC.

2. Any disputes arising from the performance or interpretation of this agreement or any other disputes related hereto shall firstly be resolved by the Parties through negotiation. In case of failure to resolve such disputes via negotiation within 30 days upon receipt of one party of written notice by the other confirming such disputes, any party shall have the right to proceed to litigation in the governing People’s Court.

10. Effectiveness and Termination of Agreement

1. The Parties agree that this agreement shall become effective upon fulfilment of all the following criteria:

(a) Signatures and sealing of this agreement by legal representatives or authorized representatives of the Parties;

(b) Approval of this Assets Transfer by the board of Yankuang Group and on the shareholders meeting of Beisu Company;

(c) Approval on the shareholders meeting of the owning company of the Target Equity, and agreement on transfer of Target Equity and waiver of preferential purchasing rights by other shareholders of the owning company of the Target Equity;

(d) Approval on this Assets Transfer by the board of the transferee;

(e) Approval on this Assets Transfer by SASAC;

(f) Completion of procedures of an open offer for Target Assets and successful bidding of the Target Assets by the transferee;

(g) Approval of transfer of mining rights in Beisu and Yangcun coal mines pursuant hereto by the competent land and resources authorities.

2. This agreement may be terminated subject to written agreement upon consent of the Parties by negotiation.

3. For this Assets Transfer, the transferee shall be subject to announcement requirements and other applicable requirements in the listing rules of its listing location.

11. Liabilities of Breach

With the exception of force majeure, which refers to unforeseeable, unavoidable and insurmountable objective conditions, either party failing to perform its duties or undertaking or representation or warrant against misrepresentation under this Agreement shall be deemed as having breached this Agreement. The defaulting party shall undertake the breach liabilities towards the observant party according to the stipulations hereof and the laws, and shall compensate the observant party for all the losses (including the reasonable costs and expenses made to avoid losses) suffered by the observant party as a result of the default by the defaulting party.

12. Others

1. The Parties agreed to replace all previous contracts, agreements, intentions or statements of interpretation regarding this Assets Transfer by this agreement to form a complete agreement reflecting the consensus of the Parties.

2. Any changes to this agreement shall require consent by the Parties by negotiation and their signatures.

3. Invalidity of certain clauses hereof shall not affect the validity of other clauses.

4. The Parties may enter into separate supplementary agreements upon negotiation for any issues not stated herein shall be. The supplemental agreement shall have the same legal effect with this agreement.

5. Copies of this agreement are made in septuplicate with equal legal effects with each of the parties and relevant authorities holding one copy.

(The next page is for execution)

(This is a blank page and is only for execution by Yankuang Group Company Limited, Yankuang Group Beisu Coal Mine Company Limited and Yanzhou Coal Mining Company Limited)

Transferors:

Yankuang Group Company Limited Legal representative /authorized representative: /s/ Wang Xin	Yankuang Group Beisu Coal Mine Company Limited Legal representative /authorized representative: /s/ Zhang Chuanwu

Transferee:

Yanzhou Coal Mining Company Limited (Seal)

Legal representative

/authorized representative: /s/ Li Weimin

23 April 2012